FORM 6-K


             SECURITIES AND EXCHANGE COMMISSION


                   Washington, D.C. 20549


                  Report of Foreign Issuer

             Pursuant to Rule 13a-16 or 15d-16 of
             The Securities Exchange Act of 1934


                     Northern Rock plc
       (Translation of registrant's name into English)


                    Northern Rock House
                        Gosforth
                    Newcastle upon Tyne
                         England
                         NE3 4PL
           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


               Form 20-F..X.. Form 40-F.....



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                     Yes ..... No ..X..


                          INDEX

Document

No.   1                  FRN Variable Rate Fix released on 16 July 2003
No.   2                  Doc re. Pricing Supplement releasedon 18 July 2003


Document No. 1

BW)(NORTHERN-ROCK-PLC)(NRK) FRN Variable Rate Fix

Business Editors
UK REGULATORY NEWS

LONDON--(BUSINESS WIRE)--July 16, 2003--

RE: NORTHERN ROCK PLC
    GBP 4,100,000.00
    MATURING: 15-Oct-2007
    ISSUE DATE: 16-Oct-2002
    ISIN: XS0156549296

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
16-Jly-2003 TO 16-Oct-2003 HAS BEEN FIXED AT 3.567190 PCT.

INTEREST PAYABLE VALUE 16-Oct-2003 WILL AMOUNT TO:
GBP 8.99 PER GBP 1,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX
DESK ON TEL: 44 20 7508 3857/3855 OR FAX: 44 20 7508 3881

Document No. 2

Pricing Supplement

Issuer:                           Northern Rock plc
Series Number                     266
Description:                      Issue of GBP10,000,000 Floating Rate Notes
                                  due 18th July, 2005
Currency/ Principal Amount:       Pounds Sterling ("GBP")
Issue Price:                      100.00 per cent.
Specified Denomination            GBP500,000
Issue Date:                       18 July 2003
Maturity Date:                    18 July 2005
ISIN:                             XS0172778986

     A copy of the above document has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's
                                Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade Canary Wharf
London
E14 5HS

Tel. no. (0)20 7066 1000

(Documents will normally be available for inspection within six normal business hours of this notice being given).

                        SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                              Northern Rock plc
                                (Registrant)



Date:  21 July 2003             By:____J Shipley_____

                                Name:       J Shipley
                                Title:      Assistant Company Secretary